

August 10, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Li-Cycle Holdings Corp., under the Exchange Act of 1934:

- Common shares, without par value

- Warrants, each whole warrant exercisable for one common share at an exercise price of $11.50 per share, subject to adjustment

Sincerely,

